[GRAPHIC OMITTED] Ahold
                                                               September 4, 2007

                                                                   Press Release






Ahold initiates share buyback program



Amsterdam, The Netherlands - Ahold today announced that it is initiating the EUR 1 billion share buyback program announced on August 30, 2007. This buyback program will be executed by intermediaries through on-exchange purchases and will end as soon as the aggregate purchase price of the common shares acquired by Ahold has reached EUR 1 billion, or Ahold holds 10% of the issued shares. The maximum consideration for each common share will not exceed, among other things, the higher of the last independent trade and the highest current independent bid on the relevant trading venue. The maximum number of shares to be repurchased on any given day will not exceed 25% of the average daily trading volume on the regulated market on which purchases are made, calculated over the last 20 trading days before the date of repurchase. The program does not include repurchases of Ahold's American Depositary Receipts (ADR's).

On May 3, 2007 the General Meeting of Shareholders authorized Ahold to acquire and cancel shares for a period of 18 months.

The purpose of this share buyback program is to return value to shareholders. It is Ahold's intention to cancel the common shares acquired through the share buyback program or to use part of the shares for commitments under employee share-based compensation.

Ahold will update the public on the progress of the buyback program by means of weekly press releases.



Ahold Press Office: +31 (0)20 509 5343








Forward-looking statements notice
Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, plans for a EUR 1 billion share buyback program, the methods and timing thereof and Ahold's expectations of meeting the applicable timing and price restrictions. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements, including the market prices for Ahold's shares. Many of these risks and uncertainties relate to factors that are beyond Ahold's ability to control or estimate precisely. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Ahold does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside the Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."

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